Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Year ended December 31,
	2004		2003	2002	2001

Consolidated earnings (loss)	$4,461		$(6,500)	$(12,925)	$527
Consolidated fixed charges	1,170		1,439	249	—

Ratio of consolidated earnings to fixed charges	3.8	x	N/M	N/M	N/M
Deficiency	—		9,378	13,423	N/A

Calculation of fixed charges:
Interest expense	$880		$1,164	$198	—
Interest expense capitalized	—		—	—	—
Interest component of capitalized lease expense	—		—	—	—
Amortization of debt discounts	—		—	—	—
Amortization of capitalized deferred finance costs	290		275	51	—

Fixed charges	$1,170		$1,439	$249	—

Calculation of consolidated earnings (loss):
Consolidated net income	$3,291		$(7,939)	$(13,174)	$527
Consolidated fixed charges	1,170		1,439	249	—

Consolidated earnings (loss)	$4,461		$(6,500)	$(12,925)	$527

	Integrated Health Services, Inc. (A predecessor)	Mariner Post Acute Network, Inc. (A predecessor)
	Year ended December 31, 2000	Year ended December 31, 2000

Consolidated earnings (loss)	$(23,199)	$(7,300)
Consolidated fixed charges	2,053	121

Ratio of consolidated earnings to fixed charges	N/M	N/M
Deficiency	27,305	7,542

Calculation of fixed charges:
Interest expense	$2,053	$121
Interest expense capitalized	—	—
Interest component of capitalized lease expense	—	—
Amortization of debt discounts	—	—
Amortization of capitalized deferred finance costs	—	—

Fixed charges	$2,053	$121

Calculation of consolidated earnings (loss):
Consolidated net income	$(25,252)	$(7,421)
Consolidated fixed charges	2,053	121

Consolidated earnings (loss)	$(23,199)	$(7,300)